Mail Stop 4561
      April 25, 2006

Mr. Jan W. Clark
President and Chief Executive Officer
CN Bancorp, Inc.
7401 Ritchie Highway
Glen Burnie, Maryland 21061
Via Mail and Facsimile (410) 760-7004

      Re:	CN Bancorp, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		File No. 333-100460

Dear Mr. Clark:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures, page 16

1. We note the disclosure that your Chief Executive Officer and Chief
Financial Officer concluded that disclosure controls and procedures of the company were "adequate." Please tell us and in future filings disclose your principal executive and principal financial officers` conclusion regarding the "effectiveness" of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B.

*****
As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief










Jan W. Clark
CN Bancorp, Inc.
April 25, 2006
Page 1